

March 7, 2013

<u>Via E-mail</u>
Ms. Haipeng Wang
Chief Executive Officer and Chairman of the Board
American Jianye Greentech Holdings Ltd.
136-20 38th Ave. Unit 3G
Flushing, NY 11354

  Re: **American Jianye Greentech Holdings Ltd.**
    Form 8-K Item 4.01
    Filed March 7, 2013
    File No. 333-144228

Dear Ms. Wang:

  We have reviewed your filing and have the following comments.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

1. Under item (ii), you state "The reports of Stan Lee, CPA on the consolidated financial statements of the Company as of December 31, 2012 and for the year then ended did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles." It appears your December 31, 2012 Form 10-K has not yet been filed and you therefore meant to refer to the consolidated financial statements as of December 31, 2011. If true, please amend your filing to revise the foregoing disclosure to refer to the consolidated financial statements as of December 31, 2011.

2. The File Number on the cover page is 333-144228. However, we note in Edgar the File Number is actually 0-53737. Please amend your filing to make this revision.

3. To the extent that you make changes to the Form 8-K/A to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K/A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3743 if you have questions regarding these comments.

Sincerely,

/s/ Jenn Do

Jenn Do
Staff Accountant